UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Fund LP 141 W. Jackson Blvd., Suite 300 Chicago, IL 60604 (312) 347-1709
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Christopher M. Bartoli Baker & McKenzie LLP 300 East Randolph Street Suite 5000 Chicago, Illinois 60601 (312) 861-8676

December 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106	13D	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 648,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 648,958
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,958
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%
14		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 307068106	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,801
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,801
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 307068106	13D	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 648,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 648,958
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,958
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 307068106	13D	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,801
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,801
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 307068106	13D	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,759
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,759
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 307068106	13D	Page 7 of 12 Pages

1		NAMES OF REPORTING PERSONS Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,000
	8	SHARED VOTING POWER 680,759
	9	SOLE DISPOSITIVE POWER 39,000
	10	SHARED DISPOSITIVE POWER 680,759
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,759
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 307068106	13D	Page 8 of 12 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343.

Item 2. Identity and Background.

(a) This statement is filed by:

(i) PW Partners Atlas Fund LP, a Delaware limited partnership (“Atlas Fund”);

(ii) PW Partners Master Fund LP, a Delaware limited partnership (“Master Fund”);

(iii) PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), who serves as the general partner of Atlas Fund;

(iv) PW Partners, LLC, a Delaware limited liability company (“Master Fund GP”), who serves as the general partner of Master Fund;

(v) PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), who serves as the investment manager of Atlas Fund and Master Fund; and

(vi) Patrick Walsh, who serves as the Managing Member of PW Capital Management and the Managing Member and Chief Executive Officer of Atlas Fund GP and Master Fund GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of the principal office of each of the Reporting Persons is 141 W. Jackson Blvd., Suite 300, Chicago, IL 60604.

(c) Each of Atlas Fund and Master Fund is primarily engaged in the business of investing in securities. Atlas Fund GP is primarily engaged in the business of serving as the general partner of Atlas Fund. Master Fund GP is primarily engaged in the business of serving as the general partner of Master Fund. PW Capital Management is primarily engaged in the business of serving as the investment manager with respect to each of Atlas Fund and Master Fund. The principal occupation of Mr. Walsh is serving as (a) Managing Member and Chief Executive Officer of each of Atlas Fund GP and Master Fund GP and (b) Managing Member of PW Capital Management.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Atlas Fund, Master Fund, Atlas Fund GP, Master Fund GP and PW Capital Management are organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States of America.

CUSIP No. 307068106	13D	Page 9 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Atlas Fund were purchased with working capital of Atlas Fund, which includes capital contributions of partners of Atlas Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 648,958 Shares owned directly by Atlas Fund was approximately $5,796,093.51, excluding brokerage commissions.

The Shares purchased by Master Fund were purchased with working capital of Master Fund, which includes capital contributions of partners of Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A. The aggregate purchase price of the 31,801 Shares owned directly by Master Fund was approximately $266,976.03, excluding brokerage commissions.

The Shares purchased by Mr. Walsh were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A. The aggregate purchase price of the 39,000 Shares owned directly by Mr. Walsh was approximately $318,803.66, excluding brokerage commissions.

Item 4. Purpose of Transaction.

On December 21, 2012, Atlas Fund, on behalf of itself and the other Reporting Persons, delivered a notice, a copy of which is attached as Exhibit 99.1 hereto (the “Director Nomination Notice”), to the Secretary of the Issuer in accordance with the Second Amended and Restated Bylaws of the Issuer, effective as of May 10, 2012, nominating Mr. Walsh for election to the Board of Directors of the Issuer (the “Board of Directors”) at the 2013 Annual Meeting of Shareholders of the Issuer (the “Annual Meeting”), including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof. An executed letter from Mr. Walsh consenting to be named in the proxy statement to be filed with the United States Securities and Exchange Commission (the “Commission”) and distributed to shareholders of the Issuer and in any other materials in connection with the solicitation of proxies from shareholders of the Issuer to be voted at the Annual Meeting and to serve as a director of the Issuer, if so elected at the Annual Meeting, until the 2014 Annual Meeting of Shareholder of the Issuer or until his successor is duly elected and qualified, was delivered to the Secretary of the Issuer together with the Director Nomination Notice.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market, block trades, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors, shareholders and franchisees of the Issuer concerning the business, operations and future plans of the Issuer as a means of maximizing shareholder value. Based on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking additional representation on the Board of Directors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, disposing of some or all of their Shares, or engaging in the short selling of, or any hedging or similar transaction with respect to, the Shares.

CUSIP No. 307068106	13D	Page 10 of 12 Pages

The Reporting Persons may exercise any and all of their rights as shareholders of the Issuer in a manner consistent with their equity interests and investment objectives. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the Shares owned of record and/or beneficially by the Reporting Persons, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

IMPORTANT INFORMATION

Atlas Fund intends to make a preliminary filing with the Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies for the election of Mr. Walsh to the Board of Directors at the Annual Meeting.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY PATRICK WALSH AND HIS AFFILIATES FROM THE SHAREHOLDERS OF FAMOUS DAVE’S OF AMERICA, INC. FOR USE AT ITS 2013 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF FAMOUS DAVE’S OF AMERICA, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND THEIR DIRECT AND INDIRECT INTERESTS IN ANY SUCH PROXY SOLICITATION, IS CONTAINED IN EXHIBIT 99.1 HERETO.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,506,757 Shares outstanding as of October 29, 2012, according to the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2012, filed with the Commission on November 2, 2012.

As of the close of business on December 26, 2012, Atlas Fund directly owned 648,958 Shares, constituting approximately 8.64% of the Shares outstanding; Master Fund directly owned 31,801 Shares, constituting approximately 0.42% of the Shares outstanding; and Mr. Walsh directly owned 39,000 Shares, constituting approximately 0.52% of the Shares outstanding.

Mr. Walsh, by virtue of his relationship to each of the other Reporting Persons and his direct beneficial ownership of 39,000 Shares, may be deemed to beneficially own, in the aggregate, 719,759 Shares, representing approximately 9.59% of the Issuer’s outstanding Shares.

PW Capital Management, by virtue of its relationship to each of Atlas Fund and Master Fund, may be deemed to indirectly beneficially own the 680,759 Shares that Atlas Fund and Master Fund directly beneficially own in the aggregate.

Master Fund GP, by virtue of its relationship to Master Fund, may be deemed to indirectly beneficially own the 31,801 Shares that Master Fund directly beneficially owns.

Atlas Fund GP, by virtue of its relationship to Atlas Fund, may be deemed to indirectly beneficially own the 648,958 Shares that Atlas Fund directly beneficially owns.

CUSIP No. 307068106	13D	Page 11 of 12 Pages

None of PW Capital Management, Master Fund GP or Atlas Fund GP directly owns, of record or beneficially, any Shares.

(b) Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 39,000 Shares.

Each of Atlas Fund and Atlas Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 648,958 Shares.

Each of Master Fund and Master Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 31,801 Shares.

Each of Mr. Walsh and PW Capital Management has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 680,759 Shares.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market or by block trades.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 27, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described in Items 2, 3, 4, 5 and 6 hereof and the documents attached as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1	Shareholder Notice of Director Nomination, dated as of December 21, 2012, with Respect to the 2013 Annual Meeting of Shareholders of Famous Dave’s of America, Inc.
99.2	Joint Filing Agreement, dated as of December 27, 2012, by and among PW Partners Atlas Fund LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC and Patrick Walsh

CUSIP No. 307068106	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2012

PW PARTNERS ATLAS FUND LP By: PW Partners Atlas Funds, LLC, its general partner By: /s/ Patrick Walsh Name: Patrick Walsh Title: Managing Member and Chief Executive Officer	PW Partners Master Fund LP By: PW Partners, LLC, its general partner By: /s/ Patrick Walsh Name: Patrick Walsh Title: Managing Member and Chief Executive Officer
PW PARTNERS ATLAS FUNDS, LLC By: /s/ Patrick Walsh Name: Patrick Walsh Title: Managing Member and Chief Executive Officer	PW Partners, LLC By: /s/ Patrick Walsh Name: Patrick Walsh Title: Managing Member and Chief Executive Officer
PW Partners Capital Management LLC By: /s/ Patrick Walsh Name: Patrick Walsh Title: Managing Member	Patrick Walsh By: /s/ Patrick Walsh

Schedule A

Certain Information Required by Item 5 of Schedule 13D

(c) During the past 60 days, the following Reporting Persons purchased shares of common stock, par value $0.01 per share, of the Issuer in open market transactions and through block trades as indicated below. The price per share excludes brokerage commissions.

Master Fund
Trade Date	Shares Purchased (Sold)	Price per Share

10/16/2012	3,000	$8.93
10/17/2012	900	$8.98
10/19/2012	2,102	$8.98
10/22/2012	3,492	$8.82
10/25/2012	6,737	$8.23
10/26/2012	3,769	$7.90
10/31/2012	2,579	$7.90
11/1/2012	4,153	$7.83
11/14/2012	100	$8.05
12/26/2012	4,969	$8.69

Atlas Fund
Trade Date	Shares Purchased (Sold)	Price per Share

11/1/2012	30,576	$7.84
11/2/2012	3,058	$7.93
11/5/2012	21,890	$7.99
11/5/2012	100	$7.84
11/14/2012	8,142	$8.11
11/14/2012	(250)	$8.08
11/15/2012	4,533	$8.07
11/15/2012	(200)	$8.10
11/16/2012	1,609	$8.09
11/19/2012	7,335	$8.27
11/19/2012	(100)	$8.15
11/20/2012	2,781	$8.38
11/20/2012	(100)	$8.05
11/21/2012	20,033	$8.60
11/23/2012	2,100	$8.60
11/26/2012	3,290	$8.66
11/27/2012	9,571	$8.71
11/27/2012	(200)	$8.65
11/28/2012	1,300	$8.67
11/29/2012	2,437	$8.79
11/30/2012	329	$8.70
12/3/2012	11,201	$8.94
12/4/2012	7,371	$9.06
12/4/2012	(200)	$9.08
12/5/2012	9,984	$9.02
12/5/2012	(100)	$8.85
12/6/2012	200	$9.00
12/7/2012	13,781	$9.04
12/7/2012	(300)	$9.02
12/10/2012	8,965	$8.97
12/10/2012	(300)	$8.88
12/11/2012	11,114	$9.00
12/11/2012	(200)	$8.67
12/12/2012	6,270	$9.10
12/12/2012	100	$8.91
12/13/2012	1,904	$9.08
12/13/2012	(100)	$8.97
12/13/2012	61,000	$9.10
12/14/2012	48,934	$9.01
12/14/2012	(100)	$9.00
12/17/2012	2,021	$8.99
12/17/2012	(100)	$8.91
12/18/2012	2,496	$9.01
12/19/2012	346,183	$9.10

A-1

Patrick Walsh
Trade Date	Shares Purchased (Sold)	Price per Share

10/26/2012	4,000	7.93
10/26/2012	1,000	7.92
10/26/2012	1,197	7.93
11/6/2012	5,000	8.00
11/6/2012	2,414	7.99
11/6/2012	5,000	8.00
11/6/2012	4,950	8.00
11/9/2012	706	8.08
11/9/2012	450	8.08
11/12/2012	1,118	8.05
11/12/2012	1,000	8.13
11/12/2012	400	8.13
11/12/2012	300	8.07
11/12/2012	200	8.12
11/12/2012	127	8.05
11/12/2012	100	8.11
11/12/2012	3	8.10
11/13/2012	1,221	8.05
11/13/2012	100	8.09
11/13/2012	1,000	8.09
11/13/2012	1,000	8.09
12/26/2012	863	8.86
12/26/2012	1,000	8.56
12/26/2012	387	8.94
12/26/2012	300	8.9
12/26/2012	2,000	8.88
12/26/2012	1,200	8.85
12/26/2012	800	8.86
12/26/2012	400	8.87
12/26/2012	764	8.88

[End of Schedule A]

A-2